Exhibit 12.1

LORILLARD, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In millions)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings from continuing operations before income taxes	$1,884	$1,728	$1,770	$1,635	$1,519
Add:
Fixed Charges	172	154	125	94	27
Earnings available for fixed charges	$2,056	$1,882	$1,895	$1,729	$1,546
Fixed Charges:
Interest expense, net of interest rate swaps:	$172	$154	$125	$94	$27
Fixed Charges	$172	$154	$125	$94	$27
Ratio of earnings to fixed charges	12.0	12.2	15.2	18.4	57.3